SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                           For the month of April 2005


                       FRESENIUS MEDICAL CARE CORPORATION
                 (Translation of registrant's name into English)


                              Else-Kroner Strasse 1
                                61346 Bad Homburg
                                     Germany
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F [X]      Form 40-F [ ]


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes [ ]            No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

     Attached hereto as Exhibit 99.1 is a press release issued by Fresenius Medical Care AG on April 21, 2005 announcing that the Products and Hospital Group (PHG) of its subsidiary Fresenius Medical Care North America (FMCNA), headquartered in Lexington, Massachusetts, acquired Haemotec, Inc., a Quebec, Canada based manufacturer of hemodialysis concentrates.



                                    EXHIBITS


Exhibit 99.1     Press release issued April 21, 2005

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


DATE: April 21, 2005


                                       FRESENIUS MEDICAL CARE
                                       AKTIENGESELLSCHAFT


                                       By: /s/ DR. BEN LIPPS
                                           ----------------------------------
                                           Name: Dr. Ben Lipps
                                           Title: Chief Executive Officer and
                                           Chairman of the Management Board


                                       By: /s/ LAWRENCE A. ROSEN
                                           ----------------------------------
                                           Name: Lawrence A. Rosen
                                           Title: Chief Financial Officer